UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
000-53174

CUSIP Number:

(Check one):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:   March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:   Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

PART I - REGISTRANT INFORMATION

LEAF Equipment Leasing Income Fund III, L.P.
Full Name of Registrant

N/A
Former Name if Applicable

110 South Poplar Street, Suite 101
Address of Principal Executive Office (Street and Number)

Wilmington, DE 19801
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

LEAF Equipment Leasing Income Fund III, L.P. (the “Registrant”) requires additional time to complete its quarterly report on Form 10-Q for the first quarter of 2009.  The Registrant is analyzing credit facility covenant requirements as they relate to the parent company of its general partner, and their effect, if any, on the Registrant’s disclosures.  The Registrant expects to file its quarterly report on Form 10-Q for the first quarter of 2009 within the 5-day extension period.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

Robert K. Moskovitz
(Name)

(215)	213-7087
(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects a material change for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008 due to an expected decrease in equity of approximately $11.7 million from $71.4 million, as of March 31, 2009 as compared to March 31, 2008, respectively.  Total assets are expected to be approximately $695 million as of March 31, 2009 compared to $580 million as of March 31, 2008.  Total revenues are expected to be approximately $18.2 million for the three months ended March 31, 2009 compared to $12.8 million for the three months ended March 31, 2008.  Net loss attributable to the Registrant is expected to be approximately $5.5 million for the three months ended March 31, 2009 compared to net income of $1.0 million for the three months ended March 31, 2008.

LEAF Equipment Leasing Income Fund III, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
By: LEAF Asset Management, LLC, its general partner

Date: May 12, 2009	By: /s/ Robert K. Moskovitz
Name: Robert K. Moskovitz
Title: Chief Financial Officer